FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 15, 2018, announcing Gilat’s First Quarter 2018 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-221546 and 333-223839).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 15, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Significant Increase in Year-over-Year Profitability in Q1 2018

Fixed Networks segment and Mobility Solutions Segment revenues were up approximately 40% year over year

Petah Tikva, Israel – May 15, 2018 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2018.

 Key Financial Highlights:

•	Revenues for Q1 2018 totaled $67.4 million, up 5.4% from Q1 2017.

•	Company's revised reporting segments:

o	Q1 2018 Fixed Networks Segment revenues were up 40.0% year over year;

o	Mobility Solutions Segment revenues increased 39.3% from Q1 2017;

o
Terrestrial Infrastructure Projects Segment revenues decreased 59.4% from Q1 2017, as the construction phase of the Company's project for Fitel in Peru winds down and the project shifts to the operational phase later this year.

•	Continued strong profitability:

o	Q1 2018 GAAP operating income rose to $3.7 million from $0.02 million in Q1 2017.

o	Q1 2018 Non-GAAP operating income rose to $5.1 million, or 108% year over year.

o	Q1 2018 GAAP net income was $2.3 million, or $0.04 per diluted share, compared with a GAAP loss of $0.8 million, or $0.01 per diluted share, in Q1 2017.

o	Q1 2018 non-GAAP net income increased year over year to $3.8 million, or $0.07 per diluted share, versus $1.7 million, or $0.03 per diluted share, in Q1 2017.

o	Q1 2018 Adjusted EBITDA increased 78% year over year to $7.5 million, or 11.2 % of revenues.

•
Reiterated management objectives for 2018: revenue range between $285 million to $305 million (up 1% to 8% from 2017), GAAP operating income of between $17 million and $21 million (up 56% to 93% from 2017), and Adjusted EBITDA between $30 million and $34 million (up 15% to 30% from 2017).

Yona Ovadia, CEO of Gilat, commented:
 “I am pleased to report that the first quarter of 2018 was a very positive quarter for Gilat. The quarter was very positive from a business perspective, with significant wins and achievements.
“We won with Speedcast a substantial deal of tens of millions of dollars for NBN in Australia to meet the demand for broadband services for businesses and government customers.
“In addition, we made progress on the Telco backhaul front with additional Mobile Network Operators expanding several cellular backhaul networks, as well as securing a backhauling deal for critical communications with Altice in Portugal.
“And we also launched Gilat’s complete dual-band aero terminal for commercial in-flight connectivity, which achieved noteworthy performance during a live customer demonstration in China, in both Ku and Ka, with unprecedented download speeds of 130Mbps with dozens of concurrent users.
“Our strong year-over-year financial performance in this quarter is the targeted outcome of the continued progress in our business and of our strategic growth engines of mobile cellular backhaul and mobility IFC, and is evident across all measures including the substantial increase in operating income, both GAAP and non-GAAP, and the continued growth in Adjusted EBITDA to $7.5 million, an increase of 78% from Q1 2017.  We also further delivered on our commitment to GAAP profitability with first quarter net income of $2.3 million compared with a loss of $0.8 million in the first quarter last year.”
Mr. Ovadia concluded: “The strong first quarter with the closing of the substantial deal with NBN in Australia, gave us a good start to the year. We remain strongly confident with our strategy and achieving our targets for the year.”

Key Recent Announcements:
•	Gilat Launches Complete Dual Band Aero Terminal for Commercial In-Flight Connectivity
•	Altice Portugal Selects Gilat to Support Backhauling to Critical Communications
•	Hispasat Selects Gilat for a Multi-Million Dollar Project to Deliver Broadband Services in Mexico

Conference Call and Webcast Details:
Gilat management will host a conference call today, Tuesday, May 15, to discuss the first quarter results.  The details are as follows:

Conference Call and Webcast
Following today's release, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s first quarter 2018 results and participate in a question and answer session:

Date:	Tuesday, May 15, 2018
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-668-9141
International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: http://www.veidan-stream.com/gilatq1-2018.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	May 15, 2018 at 12:00 PM EST / 19:00 IST
End:	May 18, 2018 at 12:00 PM EST / 19:00 IST
Dial-in:	US: 1-888-326-9310
International: (972) 3-925-5901

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.

Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses, costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets, trade secrets litigation expenses and expenses under amnesty program) is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2018. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2018	2017
	Unaudited	Unaudited

Revenues	$67,374	$63,931
Cost of revenues	45,987	46,590

Gross profit	21,387	17,341

Research and development expenses	8,446	6,755
Less - grants	467	47
Research and development expenses, net	7,979	6,708
Selling and marketing expenses	5,413	5,795
General and administrative expenses	4,335	4,820

Total operating expenses	17,727	17,323

Operating income	3,660	18

Financial expenses, net	(583)	(804)

Income (loss) before taxes on income	3,077	(786)

Taxes on income (tax benefit)	766	(2)

Net income (loss)	$2,311	$(784)

Earnings (loss) per share (basic and diluted)	$0.04	$(0.01)

Weighted average number of shares used in computing earnings (loss) per share
Basic	54,765,456	54,623,685
Diluted	55,590,362	54,623,685

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2018			March 31, 2017
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$21,387	1,200	$22,587	$17,341	1,205	$18,546
Operating expenses	17,727	(263)	17,464	17,323	(1,236)	16,087
Operating income	3,660	1,463	5,123	18	2,441	2,459
Income (loss) before taxes on income	3,077	1,463	4,540	(786)	2,441	1,655
Net income (loss)	$2,311	1,463	$3,774	$(784)	2,441	$1,657

Earnings (loss) per share (basic and diluted)	$0.04	$0.03	$0.07	$(0.01)	$0.04	$0.03

Weighted average number of shares used in computing earnings (loss) per share
Basic	54,765,456		54,765,456	54,623,685		54,623,685
Diluted	55,590,362		55,816,038	54,623,685		54,836,436

(1)	Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and trade secrets litigation expenses.

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
	Unaudited	Unaudited

GAAP net income (loss)	$2,311	$(784)

Gross profit
Non-cash stock-based compensation expenses	6	10
Amortization of intangible assets related to acquisition transactions	1,194	1,195
	1,200	1,205
Operating expenses
Non-cash stock-based compensation expenses	212	194
Amortization of intangible assets related to acquisition transactions	51	194
Trade secrets litigation expenses	-	848
	263	1,236

Non-GAAP net income	$3,774	$1,657

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended
	March 31,
	2018	2017
	Unaudited

GAAP operating income	$3,660	$18
Add:
Non-cash stock-based compensation expenses	218	204
Trade secrets litigation expenses	-	848
Depreciation and amortization	3,650	3,165

Adjusted EBITDA	$7,528	$4,235

SEGMENT REVENUE:

	Three months ended
	March 31,
	2018	2017
	Unaudited

Fixed Networks	$37,614	$26,872
Mobility Solutions	20,758	14,904
Terrestrial Infrastructure Projects	9,002	22,155

Total revenue	$67,374	$63,931

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$78,929	$52,957
Restricted cash	27,122	29,288
Restricted cash held by trustees	251	4,325
Trade receivables, net	73,654	108,842
Inventories	29,502	28,853
Other current assets	22,049	21,686

Total current assets	231,507	245,951

LONG-TERM INVESTMENTS:
Severance pay funds	7,746	8,188
Other long term receivables	1,643	1,258

Total long-term investments	9,389	9,446

PROPERTY AND EQUIPMENT, NET	82,523	82,246

INTANGIBLE ASSETS, NET	4,409	5,709

GOODWILL	43,468	43,468

TOTAL ASSETS	$371,296	$386,820

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,616	$4,479
Trade payables	25,632	33,715
Accrued expenses	67,847	70,534
Advances from customers and deferred revenues	14,066	16,721
Advances from customers, held by trustees	-	1,416
Other current liabilities	19,575	20,044

Total current liabilities	131,736	146,909

LONG-TERM LIABILITIES:
Accrued severance pay	7,645	7,999
Long-term loans, net of current maturities	8,475	12,582
Other long-term liabilities	1,008	1,008

Total long-term liabilities	17,128	21,589

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,604	2,601
Additional paid-in capital	922,244	921,726
Accumulated other comprehensive loss	(3,289)	(3,046)
Accumulated deficit	(699,127)	(702,959)

Total equity	222,432	218,322

TOTAL LIABILITIES AND EQUITY	$371,296	$386,820

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (*)
U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	Unaudited	Unaudited
Cash flows from operating activities:
Net income (loss)	$2,311	$(784)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,650	3,165
Stock-based compensation of options and RSU's	218	204
Accrued severance pay, net	88	(61)
Exchange rate differences on long-term loans	30	25
Deferred income taxes, net	12	(16)
Decrease (increase) in trade receivables, net	35,509	(6,955)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	714	(3,250)
Increase in inventories	(1,445)	(3,312)
Decrease in trade payables	(8,272)	(392)
Increase (decrease) in accrued expenses	(2,007)	7,493
Decrease in advances from customers	(4,902)	(3,098)
Decrease in advances from customers, held by trustees	(1,478)	(4,412)
Increase (decrease) in other current liabilities and other long term liabilities	1,564	(2,338)
Net cash provided by (used in) operating activities	25,992	(13,731)

Cash flows from investing activities:
Purchase of property and equipment	(2,861)	(1,212)
Net cash used in investing activities	(2,861)	(1,212)

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	306	266
Repayment of long-term loans	(4,000)	(4,241)
Net cash used in financing activities	(3,694)	(3,975)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	296	428

Increase (decrease) in cash, cash equivalents and restricted cash	19,733	(18,490)

Cash, cash equivalents and restricted cash at the beginning of the period	86,757	111,633

Cash, cash equivalents and restricted cash at the end of the period	$106,490	$93,143

(*) In November 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017. The Company adopted this standard during the first quarter of 2018 using the retrospective transition method, as required by the new standard.

The following table provides a reconciliation of cash and cash equivalents, and long term restricted cash reported within the consolidated balance sheets that sum to the total of such amounts in the consolidated statements of cash flows:

	Three months ended
	March 31,
	2018	2017
	Unaudited	Unaudited

Cash and cash equivalents	$78,929	$65,076
Restricted cash	27,122	23,817
Restricted cash held by trustees	251	4,081
Long term restricted cash included in other assets	188	169
Cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$106,490	$93,143